Exhibit 99.1

BeyondSpring Announces Organizational Streamlining

- Resources to be Focused on Highest Value Business Activities

- 35% Reduction in Workforce in the U.S. Implemented to Preserve Long-Term Sustainability

NEW YORK, January 11, 2022 – BeyondSpring Pharmaceuticals (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global pharmaceutical company focused on the development of cancer therapeutics, today announced an organizational streamlining initiative focused on prioritizing the Company’s highest value business activities, extending its cash runway and preserving long-term sustainability.

As part of the reorganization, BeyondSpring is reducing its U.S. workforce by 35%, including reassignment of certain personnel to subsidiaries, which is expected to result in cost savings that will extend the cash runway.  The reorganization follows BeyondSpring’s receipt of a Complete Response Letter from the U.S. Food and Drug Administration for the New Drug Application (NDA) seeking approval of plinabulin in combination with granulocyte colony-stimulating factor for the prevention of chemotherapy-induced neutropenia (CIN) on November 30, 2021.

“The reorganization of BeyondSpring is a necessary step forward for the Company to deliver on its mission to develop innovative cancer therapies and improve clinical outcomes for patients who have high unmet medical needs globally,” said Dr. Lan Huang, BeyondSpring’s co-founder, chief executive officer and chairwoman. “This reorganization will enable BeyondSpring to reduce operating expenses and extend its cash runway. We express sincere appreciation to colleagues impacted by this decision, and thank our team members for their contributions.”

Going forward, BeyondSpring intends to prioritize the following clinical and regulatory activities:

•	Continued advancement of the regulatory process of plinabulin in CIN in China and the U.S.
•	NDA filing and regulatory process of non-small cell lung cancer (NSCLC) in the U.S. and China
•	Advancement of immune-oncology (IO) trials with plinabulin in triple combination IO therapy in various cancers.

The Company remains committed to optimizing the value of the plinabulin franchise through further clinical development in areas of unmet medical need.

About BeyondSpring Pharmaceuticals
Headquartered in New York City, BeyondSpring is a global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. BeyondSpring’s first-in-class lead asset, plinabulin, is being developed as a “pipeline in a drug” in various cancer indications as a direct anti-cancer agent and to prevent chemotherapy-induced neutropenia (CIN). The plinabulin and G-CSF combination for the prevention of CIN has demonstrated positive Phase 3 data. In the DUBLIN-3 study, a global, randomized, active controlled Phase 3 study, the plinabulin and docetaxel combination has met the primary endpoint of extending overall survival compared to docetaxel alone, in 2nd/3rd line NSCLC (EGFR wild type). Additionally, plinabulin is being broadly studied in combination with various immuno-oncology regimens that could boost the efficacy of PD-1/PD-L1 antibodies in seven different cancers. In addition to plinabulin, BeyondSpring’s pipeline includes three pre-clinical immuno-oncology assets and a subsidiary, SEED Therapeutics, which is leveraging a proprietary targeted protein degradation drug discovery platform.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s future operations on terms acceptable to the Company, if at all; unexpected results of clinical trials; delays or denial in regulatory approval process, results that do not meet the Company’s expectations regarding the potential safety, the ultimate efficacy or clinical utility of its product candidates; increased competition in the market; and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:
Ashley R. Robinson
LifeSci Advisors, LLC
+1 617-430-7577
arr@lifesciadvisors.com

Media Contact:
Darren Opland, Ph.D.
LifeSci Communications
+1 646-627-8387
darren@lifescicomms.com